Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 9 DATED JANUARY 18, 2018

TO THE PROSPECTUS DATED APRIL 17, 2017

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 17, 2017 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of February 1, 2018;
•	to disclose the calculation of our December 31, 2017 net asset value (“NAV”) per share for all share classes; and
•	to provide an update on the status of our current public offering (the “Offering”).

February 1, 2018 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2018 (and repurchases as of January 31, 2018) is as follows:

Transaction Price (per share)
Class S	$10.5750
Class T	$10.4175
Class D	$10.4712
Class I	$10.5671

The February 1 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2017. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since December 31, 2017 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

December 31, 2017 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2017 along with the immediately preceding month.

The following table provides a breakdown of the major components of our total NAV as of December 31, 2017 ($ and shares in thousands):

Components of NAV	December 31, 2017
Investments in real properties	3,717,020
Investments in real estate related securities	915,742
Cash and cash equivalents	31,166
Restricted cash	126,563
Other assets	27,752
Debt obligations	(2,801,071)
Subscriptions received in advance	(107,576)
Other liabilities	(63,571)
Accrued performance participation allocation	(16,974)
Management fee payable	(1,904)
Accrued stockholder servicing fees (1)	(1,049)
Non-controlling interests in joint ventures	(25,826)
Net asset value	$1,800,272
Number of outstanding shares	170,384

_______________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2017, the Company has accrued under GAAP $101.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of December 31, 2017 ($ and shares in thousands, except per share data):

	Class S	Class T	Class D	Class I
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$1,375,651	$58,594	$41,415	$324,612	$1,800,272
Number of outstanding shares	130,085	5,625	3,955	30,719	170,384
NAV Per Share as of December 31, 2017	$10.5750	$10.4175	$10.4712	$10.5671

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2017 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.8%	5.7%
Industrial	7.1%	6.6%
Hospitality	9.7%	9.5%
Retail	7.6%	6.2%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

	Hypothetical	Multifamily	Industrial	Hospitality	Retail
Input	Change	Investment Values	Investment Values	Investment Values	Investment Values
Discount Rate	0.25% decrease	+1.8%	+1.5%	+0.9%	+1.8%
(weighted average)	0.25% increase	(1.7%)	(1.4%)	(0.9%)	(1.8%)
Exit Capitalization Rate	0.25% decrease	+2.9%	+2.3%	+1.9%	+2.5%
(weighted average)	0.25% increase	(2.6%)	(2.1%)	(1.8%)	(2.3%)

The following table provides a breakdown of the major components of our total NAV as of November 30, 2017 ($ and shares in thousands):

Components of NAV	November 30, 2017
Investments in real properties	$3,316,643
Investments in real estate related securities	830,203
Cash and cash equivalents	29,696
Restricted cash	137,470
Other assets	24,209
Debt obligations	(2,471,876)
Subscriptions received in advance	(117,739)
Other liabilities	(95,222)
Accrued performance participation allocation	(14,292)
Management fee payable	(1,705)
Accrued stockholder servicing fees (1)	(912)
Non-controlling interests in joint ventures	(23,623)
Net asset value	$1,612,852
Number of outstanding shares	153,465

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2017, the Company has accrued under GAAP $92.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of November 30, 2017 ($ and shares in thousands, except per share data):

	Class S	Class T	Class D	Class I
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$1,241,574	$44,750	$31,113	$295,415	$1,612,852
Number of outstanding shares	118,049	4,319	2,988	28,109	153,465
NAV Per Share as of November 30, 2017	$10.5174	$10.3622	$10.4141	$10.5094

Status of our Current Public Offering

As of the date hereof, we had issued and sold 186,619,701 shares of our common stock (consisting of 140,122,081 Class S shares, 6,926,972 Class T shares, 4,923,825 Class D shares, and 34,646,823 Class I shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

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